Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

May 2, 2022

Stephen L. Domenik
EMCORE Corporation (“EMKR”)
2015 W. Chestnut Street
Alhambra, CA 91803

Dear Stephen,

As pointed out in my April 11, 2022, letter, between June 25, 2021 and April 8, 2022 EMKR stock has declined (“64%”) versus a 6% gain for the S&P 500. My letter contained facts which, when presented in totem to a reasonable person, such person would likely conclude that much of the reason for the dramatic underperformance rests upon the miscues of management and, by association, the Board of Directors (“BOD”).

We do not think we are alone in being concerned about EMKR. The Russo-Ukrainian conflict has improved the prospects of defense concerns. President Biden has proposed a 4% increase in defense spending for fiscal year 2023. Should Republicans gain control of the Congress this fall — as we think they will — they will increase the defense budget even further. The SPDR S&P Aerospace & Defense ETF (“BOD”) is up 8% in the first quarter of 2022 versus EMKR which is down (“35%”), however.

On April 11, 2022, Cannell Capital LLC (“CC”) filed its Schedule 13D with the Securities and Exchange Commission. On April 14, 2022, CC reached out to you to enjoy a constructive dialogue on the contents of our Schedule 13D and the replacement of certain members of the BOD. On April 17, 2022, you replied that while you would consider some of our suggestions, our company does "not have any current plans to change the composition of the Board of Directors" and that you personally "currently plan to continue to serve on the Board and will be eligible for re-election at the annual meeting of shareholders to be held in 2023."

In my April 11 letter I invited EMKR to propose three nominees to join the Board, and I would do the same. Here are CC’s three suggestions:

1.Ralph E. Faison 1 ,

2. Don Carlos Bell III 2 , and

3. Charles M. Gillman 3

Again, we suggest that we collaborate on selecting two mutually acceptable board members from a pool of six. (We continue to believe you are the best person with whom to collaborate, but we acknowledge and respect your preference for not engaging with shareholders — even with us, your largest owner. With that in mind, please designate an independent board member with whom we can collaborate and who shares a more conventional understanding of duty of service to owners)4.

On what date would the independent board member whom you designate to fill in for you be available to enjoy a video call with this owner?

Sincerely,

/s/J. Carlo Cannell
Managing Member

CC        Jeff Rittichier
             Bruce Grooms
             Noel Heiks
             Rex S. Jackson

1  Ralph E. Faison has served as Chairman of Arlo Technologies, Inc. since August 2018. Faison previously served on the Board of Directors of NETGEAR since August 2003. Faison served as the President and CEO and member of the Board of Directors of Pulse Electronics Corporation from January 2011 to July 2014, including Chairman of the Board from March 2011 to July 2014. From February 2003 to December 2007, he served as CEO of Andrew Corporation.

2  Don Carlos Bell III was the CEO of magicJack from 2017-2018. From 2014 to 2017 he was a Director of Wireless Telecom Group. He also served as Director of TeleCommunication Systems, Inc. its 2016 sale to Comtech Telecommunications for $431 million, serving as Chairman of the Special Committee that led the sale. From 2012 through its 2014 go-private sale to a financial sponsor for $165 million, Bell was a Director of NTS, Inc. and a member of the Special Committee that led the sale.

3  Charles M. Gillman graduated from the Wharton School Summa Cum Laude in 1992. He currently serves on the Board of Directors of Solitron Devices, Inc. He has served on several public company boards including Datawatch Corporation, which was later sold and PMFG, Inc. which was also sold. Gillman was a critical shareholder representative in the shareholder activism that led to the sales of Envivio, Inc. and TeleCommunication Systems, Inc.

4  You have repeatedly referred us to Tom Minichiello, but Mr. Minichiello is neither comfortable answering our questions, nor making decisions on your behalf since he is neither on the Board nor independent.